                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 6 and Final Amendment)

                       MEDIA SCIENCES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       MEDIA SCIENCES INTERNATIONAL, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

                   PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    58446X107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                           MICHAEL W. LEVIN, PRESIDENT
                       MEDIA SCIENCES INTERNATIONAL, INC.
                                40 BOROLINE ROAD
                           ALLENDALE, NEW JERSEY 07401
                                  201-236-1100
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:
                                Dan Brecher, Esq.
                           Law Offices of Dan Brecher
                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                                  212-286-0747

                            CALCULATION OF FILING FEE
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TRANSACTION VALUATION:                                   AMOUNT OF FILING FEE:
$6,159,375 (a)                                           $498.30 (b)
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(a)  Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 547,500 shares of Series A Preferred Stock outstanding as of October 24, 2003, (b) the exchange ratio of 10 shares of
     Common Stock, par value $.001 each, for each share of Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of
     Common Stock of $1.125, as established by the average of the high and low prices reported as of October 28, 2003, on the American Stock Exchange.
(b)  Previously paid.

[x]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  AMOUNT PREVIOUSLY PAID: $498.30
                  FORM OR REGISTRATION NO.:  Schedule TO
                  FILING PARTY:  Media Sciences International Inc.
                  DATE FILED:  November 4, 2003

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This Amendment No. 6 and Final Amendment to Tender Offer on Schedule TO (this
"Amendment") amends and supplements the statement filed with the Securities and
Exchange Commission on November 4, 2003, as amended by Amendment No. 1 filed on
November 5, 2003, Amendment No. 2 filed on November 13, 2003, Amendment No. 3 filed on November 25, 2003, Amendment No. 4 filed on December 1, 2003, and
Amendment No. 5 filed on December 17, 2003 (the "Schedule TO"), by Media
Sciences International, Inc., a Delaware corporation (the "Company"). This
Schedule TO relates to the offer by the Company to preferred stockholders to exchange their outstanding preferred stock for common stock of the Company, on terms and subject to conditions set forth in the Offer of Conversion and Consent
Statement, the Preferred Shareholder Election Form, and in the related Letters to Preferred Shareholders (which, together with any amendments or supplements thereto, collectively constitute the "Offer of Conversion").

This Amendment's sole purpose is to report the results of the Offer of
Conversion.

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following language:

The Offer of Conversion expired at 5:00 p.m., New York City time, on December
31, 2003. Pursuant to the Offer of Conversion, the Company accepted for exchange a total of 407,500 outstanding Series A preferred shares, representing 74% of the outstanding Series A preferred class tendered by 85% of the preferred shareholders, and waiver of unpaid dividends and interest on the preferred stock, in exchange for a total of 4,075,000 shares of the Company's common stock. The preferred shareholders approved an amendment to the Certificate of
Designation for the Series A Preferred Stock providing for an automatic conversion feature in the event that less than 50% of the originally issued
Series A preferred stock becomes outstanding. The amendment was approved by a majority of the preferred shareholders. The 140,000 untendered preferred shares were automatically converted to common stock at a rate of five shares of common stock for each preferred share, pursuant to the terms of the amended Certificate of Designation.

As a result of the Offer of Conversion:

     o    All preferred shares have been exchanged or converted to common shares.
     o    The Company will not be subject to any future dividends relating to these shares resulting in annual cash savings of up to $630,000.
     o    Approximately $619,000 in accrued but unpaid dividends have been waived and are therefore no longer a liability on the Company's balance sheet.
     o    Approximately $240,000 in accrued but unpaid dividends remain a liability of the Company. o The Company will incur a non-cash dividend charge for the quarter ended December 31, 2003 of approximately $1.7 million in connection with the completion of the Offer of Conversion.
     o    4,775,000 shares of restricted and unregistered common stock have been issued, bringing the total outstanding common shares to 8,352,210.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              MEDIA SCIENCES INTERNATIONAL, INC.

                                              By:      /s/ Michael W. Levin
                                                 -------------------------------
                                                       Michael W. Levin
                                                       President

Dated:  January 5, 2004

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